SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2003

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras raises US$ 250 million in record time

(Rio de Janeiro, September 18 , 2003). – PETRÓLEO BRASILEIRO S/A – PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces that in only three hours, the Company raised US$ 250 million from the placement of a 2013 global bond issue, sales going largely to the North American and European markets. The issue was fully subscribed in record time due to the strong demand on the part of international investors: trading in the issue began at 8:30 a.m. on September 11 in New York and placement had been completed by 11:30 a.m.

The issue was subscribed so quickly that the Asiatic market was unable to participate due to the time difference. In this short time, the demand for the Company’s securities was approximately US$ 500 million, nearly five times more that the US$ 100 million which had been forecast for the second tranche of the issue with a ten year maturity. The first tranche of US$ 500 million was completed last July.

With this second tranche of US$ 250 million, Petrobras has raised a total of US$ 750 million in the international market. The Company’s strategy of increasing the value of this operation was to enhance the liquidity of the securities. In this second and final phase, Petrobras successfully obtained an even more advantageous finance cost. Additionally, the Company broadened its investor base by penetrating the high yield market of North American investors interested mainly in financing US corporations. The high yield market is worth about US$ 700 billion and offers greater funding opportunities than is the case of emerging markets.

The new issue, concluded today (September 18), guarantees a yield to the investor of 8.65% annually or 0.6% below the 9.25% in the first tranche in July. Both tranches of the 2013 global bond issue carried an annual 9.125% coupon. The reduction in the finance cost reflects the appreciation of the securities, the face value of which increased from 99.196% at the time of the first tranche to 103.07% in the current tranche.

From the conclusion of the issue of the first tranche in early July to the closing of the second, interest paid on US Treasury bonds with equal tenor has increased by 0.8%. Thus the combination of Petrobras’s good performance in the global bond market and the trend in US Treasury bonds has translated into a 1.4% p.a. reduction in spread for the Company.

The 2013 global bond is particularly representative for evaluating the Company’s international standing since it represents Petrobras risk exclusively having no additional guarantees such as oil or platforms and offering no political risk insurance. For this reason, it is an important benchmark of financial cost to the company in the global market.

The arranging bank was Bear Stearns and the operation was concluded through the intermediary of Petrobras’s subsidiary, Petrobras International Finance Company – PIFCo.

http://www.petrobras.com.br/ri/ingles

Contacts:
Petróleo Brasileiro S.A - PETROBRAS
Investor Relations Department
Luciana Bastos de Freitas Rachid - Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 - Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "expect", "forecast", "intend", "plan", "project", "seek", "should", along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2003

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.